UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT GROUP FOURTH QUARTER AND FULL YEAR 2006 RESULTS

SIGNATURES

FOURTH QUARTER AND FULL YEAR 2006 RESULTS

Fiat Group closes the year ahead of guidance, with € 52 billion in revenues, up more than 11% on 2005, and trading profit of € 2 billion, double last year’s level, with all major sectors posting year-over-year improvements. Net income reached € 1.2 billion and provides the basis for the Board’s recommendation to pay € 276 million aggregate dividends across all share classes (first time since 2002). On a comparable basis, net income was € 1.4 billion higher than 2005. Net industrial debt at year-end was below € 1.8 billion. Liquidity remained strong with nearly € 8 billion on hand. 2007 targets confirmed.

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to approve the consolidated results of the Group for the fourth quarter and full year 2006.

➢
Group revenues of € 51.8 billion rose 11.4%, driven in the main by Fiat Auto which increased its top line 21.3% to € 23.7 billion, and a 7.7% rise in sales of the truck sector (Iveco) to € 9.1 billion.

•	Continued success of recent models enabled Fiat Auto to meet its full year 2 million unit volume target, its highest sales level since 2001.
•	Agricultural and construction equipment (CNH) revenues were up 3.1% (2.4% on a comparable currency basis).
•
Sales also grew in our Components & Production Systems businesses: Fiat Powertrain Technologies up 11.0% (on a comparable basis) and Magneti Marelli up 10.5%. Comau was down by 18.6% on weak industry demand.

➢	Trading profit at € 1,951 million was nearly twice last year’s level.
•	For the first time since 2000, Fiat Auto achieved a positive full year trading result of € 291 million (up € 572 million on year 2005) ahead of its initial target of € 200 million with
▪	all quarters in the year positive
▪	and ex-Brazil operations showing positive results in the fourth quarter.
•	CNH trading profit was up at € 737 million, 5.6% higher than 2005, with trading margins of 7%.
•	Iveco trading profit rose 64% to € 546 million (6% of revenues) at the upper end of 2006 target levels.

➢	Net income totalled € 1,151 million, € 1,041 million excluding unusual items. Gains on disposals were partially offset by unusual charges mainly related to restructuring at CNH and Comau.
➢	Net industrial debt came down to below € 1.8 billion, on the back of strong industrial cash flow generation.
➢	Group signed 13 focused industrial and financial services agreements with international partners.
➢	An aggregate dividend distribution of €276 million will be proposed to shareholders, including a cumulative 3 year dividend on savings shares.
➢	2007 targets are confirmed.

The Group

Fiat Group recorded revenues of € 51.8 billion in 2006, up 11.4% from 2005. The improvement was largely attributable to Fiat Auto and Iveco.

Revenues in the Automobiles business area rose by 20.2% to € 25.6 billion, driven by higher sales volumes at Fiat Auto, whose revenues rose by 21.3% to € 23.7 billion. Ferrari revenues also increased by 12.3%.

Iveco had revenues of € 9.1 billion, up 7.7% on higher volumes and better pricing.

CNH reported a 3.1% increase in revenues (2.4% excluding the foreign exchange translation impact) to € 10.5 billion. Higher volumes in construction equipment and better pricing were partially offset by the decrease in volume of agricultural equipment.

Revenues at the Components & Production Systems business area1  amounted to € 12.4 billion in 2006, up 8.0% on a comparable scope of operations. Revenues rose at Fiat Powertrain Technologies (+11.0% on a comparable basis) and Magneti Marelli (+10.5%). Teksid reported a 5.5% drop in revenues due to the sale of part of our French operations (+3.5% on a comparable basis). Comau revenues were down 18.6% reflecting a severe slowdown in industry-wide demand for its services.

Q4 2006 revenues totalled € 13.9 billion, up 5.5% from € 13.1 billion in Q4 2005.

In 2006 Trading profit amounted to € 1,951 million (3.8% of revenues), nearly doubling the €1,000 million level recorded in 2005 (2.1% of revenues). Significant improvements were achieved in the Automobiles business area, particularly at Fiat Auto, which reported a full year trading profit of € 291 million, against a trading loss of € 281 million in 2005, and by Iveco, whose trading profit rose from € 332 million to € 546 million. CNH posted a 5.6% increase in trading profit, from € 698 million to € 737 million (excluding the difference in the one-time impact from a reduction in health-care costs, the year-over-year improvement would have been € 97 million or 15.8%). The Components & Production Systems business area reported slightly lower trading profit (€ 348 million versus € 358 million in 2005) reflecting a sharp drop at Comau, currently in a restructuring process, only partly offset by improvements at Magneti Marelli, Fiat Powertrain Technologies and Teksid. Excluding Comau, trading profit of the Components & Production Systems business area increased by € 98 million, delivering a trading margin of 3.7%.

In Q4 2006, Group trading profit was € 542 million, a € 181 million or 50% improvement over Q4 2005.

1 Since January 1, 2006, this business area includes also Fiat Powertrain Technologies (FPT), which is no longer included in the Automobiles business area. FPT perimeter comprises the passenger vehicles engine and transmission activities - over which Fiat regained control and started to consolidate in May 2005 following termination of the Master Agreement with General Motors - as well as the industrial powertrain activities that until December 31, 2005 were included in the perimeter of Iveco. The relevant 2005 figures have been reclassified accordingly.

Operating income for the year totalled € 2,061 million, compared with € 2,215 million in 2005. The € 154 million decrease reflects higher trading profit of € 951 million and lower net unusual income of € 1,105 million (2005: € 1,215 million, 2006: € 110 million). In 2006 gains on disposals of investments were € 607 million (mainly due to the Fiat Auto Financial Services transaction, € 463 million, and the sale of Banca Unione di Credito, € 80 million), while restructuring costs amounted to € 450 million (mainly relating to CNH and Comau) and other unusual charges to € 47 million. In 2005 unusual gains were € 2 billion (mostly due to € 1.1 billion from the General Motors settlement and gain of € 878 million on the sale of the investment in Italenergia Bis), while restructuring charges and other unusual costs amounted to € 824 million.

Net financial expenses totalled € 576 million in 2006, down from € 843 million in 2005. The decrease was primarily attributable to a reduction in net industrial debt mainly related to the conversion of the Mandatory Convertible Facility, the completion of the Italenergia Bis transaction in September 2005 , and positive industrial cash flow.

Investment income was € 156 million in 2006 as compared with € 34 million in 2005 when the Group re-valued some of its equity investments in China.

Income before taxes totalled € 1,641 million in 2006, compared with € 2,264 million in 2005. Net of changes in unusual items (including the € 858 million unusual financial income on the conversion of the Mandatory Convertible Facility), income before taxes improved by € 1,340 million in 2006.

Income taxes amounted to € 490 million in 2006 compared with € 844 million in 2005 which included the taxes related to receipt of the GM indemnity and € 119 million in connection with prior years.

Net income before minority interest for the year was € 1,151 million, compared with a € 1,420 million in 2005. Excluding the impact of net unusual items, the Group would have posted a net loss of € 376 million in 2005 and a net income of € 1,041 million in 2006. Therefore, on a like-for-like basis, net income improved by € 1,417 million.

Net industrial debt decreased during the year by approximately € 1.4 billion to € 1.8 billion, reflecting positive business performance and notwithstanding the re-acquisition of a 28.6% stake in Ferrari for € 893 million. The ratio of net industrial debt to equity at the end of 2006 was 0.18 (0.34 at the end of 2005).

The Group’s cash position at December 31, 2006 was approximately € 8.0 billion, (€ 7.0 billion at the end of 2005) largely impacted by the over € 3 billion deriving from the closing of the joint venture between Fiat Auto and Crédit Agricole at the end of December 2006, partly offset by the utilization of cash to reduce gross debt during the year.

The Group generated net industrial cash flow (change in net industrial debt excluding capital contributions, dividends paid and foreign exchange translation differences) of approximately € 1.4 billion, reflecting positive business performance.

Stockholders’ equity before minority interest was € 10.0 billion compared with € 9.4 billion at December 31, 2005.

In 2006, Fiat Group’s industrial operations capital expenditures (including capitalized development costs) amounted approximately to € 2.9 billion, a € 0.2 billion increase against the prior year. In addition, the Group expensed approximately € 1.4 billion in research and development costs, in line with 2005.

Dividends

On the basis of the Group’s 2006 consolidated results and our estimates of income available for distribution for Fiat S.p.A., the Board of Directors intends to propose to the Annual Shareholders’ Meeting the payment of a dividend for approximately € 276 million. The amount of such distribution is in line with the announced dividend policy whereby in 2007-2010 the Group intends to distribute to its shareholders approximately 25% of the Group consolidated net income. The proposed dividend distribution will be as follows:

•	€ 0.155 per ordinary share, representing a total distribution of approximately € 169 million;
•	€ 0.31 per preferred share, representing a total distribution of approximately € 32 million;
•
€ 0.93 per saving share, representing a total distribution of approximately € 74 million, which includes the dividend pertaining to 2006, equal to € 0.31, and cumulative dividends for the two preceding years, 2005 and 2004, as required by the Company’s By-laws.

This proposal is subject to the approval of the Fiat S.p.A. 2006 statutory unconsolidated financial statements, which will be finalized by the Board on February 20, 2007.

Automobiles

As a result of the sharp rise in volumes in 2006, the Automobiles business area achieved an increase in revenues of 20.2% to € 25.6 billion. In particular Fiat Auto (Fiat, Alfa Romeo, Lancia and Fiat Light Commercial Vehicles) had revenues of € 23.7 billion, up 21.3% over 2005.

The growing success of new models had a positive impact on trading performance throughout the year. In 2006, Fiat’s new product portfolio of the Grande Punto and Panda was joined by the Sedici and the new versions of the Panda, the Cross and the 100 HP. Alfa Romeo introduced the 159 Sportwagon, Brera, and Spider, followed in November by the Q2 versions of the 147 and GT. Lancia introduced the Centenary versions of Ypsilon and Thesis, followed in September by the New Ypsilon.

Fiat Auto overall deliveries rose by approximately 280,000 units, to nearly 2 million units (1,980,300 units, cars and commercial vehicles), an increase of 16.7% from 2005, outperforming the overall automobile markets in which it competes.
Fiat Auto’s market shares also improved to 30.7% in Italy (+2.7 percentage points) and to 7.6% in Western Europe (+1.1 percentage point), where it posted the best performance of the last four years.
In Western Europe, with a relatively flat demand, Fiat Auto deliveries increased by 17.2% (1,289,600 units delivered), posting the highest growth rate among the leading car manufacturers. In Italy, Fiat Auto deliveries rose by 17.5%, four times higher than the growth in market demand (+3.7%). Volumes grew significantly in all key European countries: +42.8% in Great Britain and +10.9% in France, despite the market contraction (Great Britain -4%, France -3%); +21.3% in Germany, five times higher than the rise in demand (+4%). In Spain Fiat Auto reported a slight decline (-1%), in line with market performance.
In Brazil, where market demand expanded by 13.1%, Fiat Auto deliveries rose by 15.0%, achieving a market share of 25.3% (+0.9 percentage point). In Poland, where demand remained weak, deliveries dropped by 2.3%, while the Sector’s market share remained substantially unchanged from 2005, at 10.3%.

The performance of commercial vehicles also improved during the year. This improvement was mainly attributable to the highly acclaimed new Ducato, launched in late May 2006, and the new Doblò. The success of the commercial vehicles range should also benefit from the January 2007 launch of the new Scudo, presented in November. A total of 323,500 commercial vehicles were delivered (+13.4%), generating a significant improvement for the Sector’s market share in Italy, which rose to 47.1% (+4.7 percentage points), and in Europe.

In 2006 Fiat Auto had a trading profit of € 291 million (1.2% of revenues), a sharp improvement from the loss of € 281 million of 2005. The change is mainly attributable to higher volume, a more favourable product mix due to the new models, lower product costs thanks to purchasing efficiencies, continuous containment of governance costs, despite higher investments in marketing and network development.

In Q4 2006 Fiat Auto had revenues of € 6.4 billion, up 15% over Q4 2005. Trading profit came in at € 95 million, an improvement of € 74 million from Q4 2005.

The increase in deliveries (+11.3%) from Q4 2005 reflects the positive impact of the new models launched. In Western Europe Fiat Auto volumes rose by 4.2% and its market share grew to 7.6% (+0.8 percentage point). Positive performances were reported in all European countries, except for Spain.
In Italy, Fiat Auto achieved a market share of 30.9% (+1.9 percentage point).

In 2006 Maserati had revenues of € 519 million, with 5,734 units delivered to the sales network. Sales volumes increased by 3% on a year-over-year basis, while revenues decreased by 2.6% from 2005, which had benefited from the success of the special MC12 series.
The trading loss of Maserati was € 33 million, a sharp improvement (up € 52 million) from the trading loss of € 85 million in 2005, due to efficiency gains.

Maserati’s revenues in Q4 2006 were € 144 million, up 17.1% from Q4 2005.
Trading loss was € 1 million, an improvement from the € 22 million trading loss of Q4 2005. Sales of the new versions of the Quattroporte Sport GT, GranSport MC Victory and GranSport Spider began in 2006, and new outlets were opened in China, Russia, Australia and Sweden.

Ferrari posted revenues of € 1,447 million in 2006. The 12.3% increase from 2005 is largely attributable to the success of the F430 and 599 GTB models. Revenues were also boosted by sales in the Middle East and Far East markets.
Deliveries of homologated cars to the sale network during the year totalled 5,650 units, up 5% from 2005, while not homologated cars amounted to 188 units.

Ferrari closed 2006 with a trading profit of € 183 million, up from a profit of € 157 million in 2005. The improvement reflected higher sales volumes and efficiency gains, which were partially offset by higher research and development expenses .
During the year, Ferrari introduced the 599 GTB, equipped with the most innovative and technologically advanced content applied by Ferrari to a two-seater, front engine car.
In Q4 2006 Ferrari had revenues of € 409 million, up 7.1% over Q4 2005 as a result of an improved product mix. Trading profit totalled € 81 million versus € 83 million in Q4 2005, due to a favourable product mix offset by higher research and development expenses.

Agricultural and Construction Equipment

In 2006 CNH - Case New Holland had revenues of € 10.5 billion, an increase of 3.1% over 2005 (2.4% on a comparable currency basis). Better pricing and higher volumes for construction equipment were partly offset by a decrease in deliveries of major agricultural equipment.

In 2006, the world agricultural equipment market expanded 9%, with contrasting trends across regions: volumes Latin and North American dropped slightly, while they were up slightly in Western Europe and significantly in other markets (ROW). CNH tractor shipments were down in North America and Rest of World, flat in Western Europe, and up in Latin America. Combine harvester volumes were down in all markets except ROW.

The global construction equipment market expanded by 11% from 2005, with growth in all markets except North America which was stable. CNH unit shipments were up 3.4%, in all markets except North America.

CNH trading profit for the year was € 737 million, € 39 million higher than the trading profit of € 698 million reported for 2005. Net of one time healthcare renegotiation benefits (€ 25 million in 2006 and € 83 million in 2005) the trading profit of CNH would have increased by € 97 million due to improvements in construction equipment volumes, better pricing and production cost efficiency gains, partially offset by reductions in volume of agricultural equipment.

CNH revenues in the fourth quarter of 2006 amounted to € 2,547 million, a decrease of 1.4% from the fourth quarter of last year (+2.3% on a currency equivalent basis). Better pricing was partly offset by volume decreases in tractors and combines and unfavourable mix for agricultural and construction equipment segments.

CNH closed the fourth quarter of 2006 with a trading profit of € 190 million, up € 30 million from trading profit of € 160 million in the fourth quarter of 2005.

In the Agricultural Business, during the year, Case IH launched its new ATX700 large hoe drill and New Holland launched in Latin America the new CR980 combine. In the Construction Equipment Business, Case filled the gap in the largest market segments with its new compact track loaders and New Holland Construction introduced in North America the backhoe loaders featuring enhanced lift performance capabilities and controls.

Trucks and Commercial Vehicles

Iveco had revenues of € 9.1 billion in 2006, up 7.7% over 2005. The improvement stemmed from an increase in sales volumes and better pricing.

During the year, Western European market for commercial vehicles recorded positive performances across all segments (+2.3%).

In 2006, Iveco delivered a total of 181,500 vehicles (including 17,600 units with buy back commitments), up 5.2% from 2005. In Western Europe, deliveries totalled 135,100 vehicles, an increase of 3.2% over 2005, mainly as a result of particularly strong performances in Germany and Spain. Conversely, deliveries were down in Italy and Great Britain. Deliveries increased in Eastern Europe, Africa and the Middle East, while they remained substantially stable in Latin America.
Iveco sales benefited from the market’s interest in the new Daily, launched in late May.

In 2006, Iveco’s market share in Western Europe remained substantially unchanged at 10.7%. In particular, the light-range Daily confirmed its position as the top seller in the 3.5 ton segment while, in the medium segment, the Eurocargo remained co-leader with over 25% of the market.

Iveco had a trading profit of € 546 million, equal to 6% of revenues, a sharp improvement from € 332 million in 2005 (+ 64%) and at the upper end of target levels.
The increase was mainly attributable to higher sales volumes, better pricing, and efficiency gains on materials, production and governance costs resulting from the streamlining program undertaken in 2005.

Revenues totalled € 2.7 billion in Q4 2006, up 7.1% from the same period in 2005, due to higher volumes and better pricing. Trading profit was € 157 millions, a 36.5% increase from the same period in 2005.

Components and Production Systems

In 2006, revenues of Fiat Powertrain Technologies totalled € 6.1 billion (on a comparable basis an increase of 11% from 2005). Part of the Sector’s output was sold to other Group Sectors, while sales to third parties and joint ventures represented 26% of revenues.

In 2006, revenues of the Passenger & Commercial Vehicles product line totalled € 3.4 billion, (€ 2 billion in the May-December 2005 period). The product line delivered 2,328,000 engines, approximately 22% of which were diesel engines sold to third parties (General Motors and Suzuki), and 1,695,000 transmissions, mainly to Fiat Auto.

The Industrial & Marine product line had revenues of € 2.7 billion in 2006 (+4.9% compared with 2005). 444,000 engines were delivered (increase of 1.9% from 2005), mainly to Iveco (44%), CNH (19%) and Sevel (24%). In addition, 113,000 transmissions (-1.4%) and 262,000 axles (+9.3%) were sold essentially to other Group Sectors.

In 2006, Fiat Powertrain Technologies had a trading profit of € 168 million, up from € 109 million in 2005 which included only eight months for Passenger & Commercial Vehicles operations. Growth mainly stemmed from purchasing and manufacturing efficiencies, which more than offset higher raw material prices, mainly aluminium and oils. A different scope of activities also positively contributed to the improvement.

In Q4 2006, Fiat Powertrain Technologies had revenues of € 1.6 billion (28% of which to third parties and joint ventures), a 10.4% increase from Q4 2005. The Passenger & Commercial Vehicles product line posted revenues of € 925 million (up 13.8%), and sold 598,000 engines (+10.7%) and 437,000 transmissions (+10.6%). The Industrial & Marine product line had revenues of € 696 million (+5% from Q4 2005) and sold 113,000 engines (+3%), 16,000 transmissions (+20.3%) and 65,000 axles (+9.8%).

In Q4 2006, Fiat Powertrain Technologies had a trading profit of 50 million euros, nearly double the € 27 million posted in Q4 2005.

In 2006, Magneti Marelli had revenues of € 4.5 billion. The 10.5% increase from 2005 was attributable to higher sales of Fiat, Lancia, and Alfa Romeo models and an increase of new applications on car models of the Group and of other car makers (telematics, hi-tech products of the Lighting business unit, and Selespeed gears). Based on the same scope of activities, revenues would have increased by 14.2%.

Trading profit of Magneti Marelli in 2006 totalled € 190 million, up € 28 million over 2005. The improvement stemmed from higher sales volume, streamlining of the cost base and efficiency gains which more than offset price pressures.

In Q4 2006, Magneti Marelli reported revenues of € 1.1 billion. On a like-for-like basis, the increase was 9.0%. Trading profit was € 54 million, versus € 49 million in Q4 2005.

Teksid had revenues of € 979 million, down 5.5% from the previous year. The decrease reflects the disposal of SBFM, a French company operating in the cast iron business. On a comparable basis, revenues would have increased by 3.5%. In December 2006, an agreement was reached for the sale of the interest held in Meridian Technologies Inc. (Magnesium Business Unit).

Teksid closed 2006 with a trading profit of € 56 million, an increase over the € 45 million reported in 2005.

In Q4 2006, Teksid had revenues of € 236 million, down 10.3% compared with the same period of 2005. Excluding the change in the scope of operations, the decrease in revenues would have been 2.9%, mainly as a result of lower volumes in the Magnesium Business Unit. Trading profit was € 11 million, in line with Q4 2005 results.

Comau had revenues of € 1,280 million in 2006, down 18.6% from 2005. The change in revenues is mainly attributable to the European Body-welding operations which were negatively impacted by difficult trading conditions. Conversely, service activities reported revenue increases, especially in the Mercosur area.

The low level of investments by car manufacturers negatively impacted the Sector’s order intake in 2006 which totalled € 1.2 billion (-16.0%). This decline was only partially offset by higher orders for the Service activities. The order backlog at the end of 2006 totalled € 578 million, down 19.0% from the end of 2005.

In 2006 Comau had a trading loss of € 66 million, compared with a trading profit of € 42 million in 2005. Decreases were reported by all business areas, except for the Service activities in the Mercosur area and the Plastic Moulds operations in Europe. A particularly sharp decline in volumes and margins was reported by the Body-welding operations in Europe.

In Q4 2006 Comau had revenues of € 340 million, down 29.5% year-over-year. Trading loss was € 37 million, compared with a trading profit of € 32 million in Q4 2005.

Starting from Q3 2006, the business has undergone an intense reshaping and restructuring process in response to the Sector’s negative performance and declining order backlog. Benefits associated with these efforts will be partly visible in 2007, with the full impact reflecting in margins by 2008.

In 2006, the trading profit of the Components & Production Systems business area as a whole was € 348 million, equal to 2.8% of revenues (vs. 3.3% in 2005).

Other Businesses

Business Solutions had revenues of € 668 million, down 11.2% from 2005. The decrease stemmed mainly from the change in the scope of consolidation, in particular the sale of Atlanet (Telecommunication).

Trading profit of Business Solutions was € 37 million in 2006, a € 4 million improvement on a comparable consolidation basis, reflecting cost efficiency gains.

In Q4 2006 revenues totalled € 206 million, (€ 193 million in Q4 2005) and trading profit was € 12 million.

As of January 1, 2007, Business Solutions’ activities were transferred to Fiat Services, a company which will provide services exclusively to the Fiat Group (starting from 2007 Fiat Services will be included among Holding & Other companies). The Business Solutions Sector will therefore cease to exist.

Itedi had revenues of € 401 million in 2006, up 1% from 2005, mainly due to higher advertising revenues at Publikompass.

In 2006 Itedi had a trading profit of € 11 million, compared with € 16 million in 2005. The decrease is attributable to higher costs borne by Editrice La Stampa for the launch of the new newspaper format, which took place on November 19 2006, and higher paper costs.

Revenues totalled € 119 million in Q4 2006. The 7.2% increase over Q4 2005 was mainly attributable to higher advertising revenues at Publikompass. Trading profit in Q4 2006 was € 8 million, compared with € 7 million in Q4 2005. The higher profit margin at Publikompass offset higher costs incurred at Editrice La Stampa.

In 2006 the trading loss of all remaining activities, including holding companies and the impact of eliminations and consolidation adjustments, decreased by € 61 million, mainly due to the effect of the reorganization and rationalization of non core activities and central structures.

From turnaround to growth

2006 was an important year for the future of the Fiat Group, marking the completion of an intense restructuring phase on the basis of which the Group is now poised to drive for growth and margin expansion over the period 2007-10.

The plan implemented over the previous three years was based on a clean break with the past.

Fiat’s managerial structure was reshaped and strengthened, with the creation of lean organizations across all businesses. Sectors’ operations were reorganized with special attention focused on strengthening the brands’ market position. Efforts were directed to rationalizing processes and recovering profitability in all Group business areas.

All set targets were achieved, and in many cases even exceeded.

The first breakthrough was made in 2005, when the Group began turning a net profit again and the Auto sector posted the first trading profit after 17 consecutive quarters of losses.

The improvements have continued in 2006, with Fiat Auto posting the first full year of profits since 2000. The restructuring efforts were accompanied by a major renewal of its product line. This resulted in the introduction of 22 new models and facelifts in 2 years and enabled Fiat Auto to achieve significant market share improvements both on the domestic market and on the main European markets.
The other Sectors and especially Iveco and CNH also underwent a phase of internal reorganization and repositioning on the market. Together with the introduction of new products, this generated a good level of top line growth and significant margin expansion.

The plan marked out for the next four years is even more ambitious and challenging.

It is a plan geared towards growth.

Improved operating performance across all businesses, accompanied by significant investments and growing profitability in every business area, will consolidate Fiat’s position as a major industrial group.

Here again, the targets set for each of the years up to 2010 are clear and unambiguous.
According to the plan, by 2010 the Group will generate € 67 billion in revenues and € 5 billion in trading profit, a figure never reached before by the Fiat Group.

The international agreements made in 2006 will help in this phase of growth.

Fiat Auto entered into a number of alliances aimed at strengthening its presence in two high growth markets, Russia and India. In Russia, Fiat and Severstal Auto signed three major agreements related to import and distribution in Russia of Fiat-branded cars and commercial vehicles, as well as to local assembly of certain Fiat models and for the local manufacturing of Ducato. In India, Fiat and Tata Motors closed an agreement on dealer network sharing and established industrial joint-ventures to manufacture passenger vehicles, engines and transmissions. The two groups are also considering joint manufacturing of utility vehicles in Argentina.

In May Fiat Auto reached an agreement with PSA-Peugeot Citroën for the assembly at the Fiat Auto Cordoba plant of a gearbox earmarked for the French partner.

A special mention goes to the partnership between Fiat Auto and Crédit Agricole, which resulted in the creation in December 2006 of a 50/50 joint venture called Fiat Auto Financial Services (FAFS). This company will handle all retail auto financing, dealership financing, long term car rental and fleet management activities in Europe.

Iveco also significantly accelerated its growth strategy, mainly focused on the Chinese market, through the signing of a joint-venture agreement with SAIC Motor Corporation Ltd and with Chongqing Heavy Vehicle Group Co.Ltd in the heavy range segment. In an effort to complete its strategy of having a full range of commercial vehicles in China, Iveco also signed an agreement with Nanjing Automotive Corporation (NAC) for the acquisition of all commercial vehicle-related businesses conducted by the Yuejin Motor Company. In December, Iveco signed a letter of intent with Fiat Powertrain Technologies and SAIC to establish a long-term partnership for the production of engines for heavy and medium vehicles.

Outlook for 2007

The Western European automobile market is expected to remain stable in 2007, while demand in Brazil should show moderate growth.
In this context, the Group’s Automobile Sector plans to leverage the introduction of its new models (mainly Fiat Bravo, Fiat Linea and Fiat 500) to continue to boost volume and improve mix in the European markets. Meanwhile, our Brazilian operations are expected to deliver a trading performance in line with 2006.
Aggressive cost-cutting will continue in all non-essential areas of the company.
While streamlining governance costs we will continue to invest in marketing and advertising, in order to support our growth ambitions.
The agricultural tractor industry is expected to continue running at high levels, while the combine industry should recover from the recent declines on the back of pricing recovery in corn and soybeans. The worldwide construction-equipment industry should remain strong for both heavy and light equipment, although the North American markets are expected to soften for a year before resuming upward growth in 2008.
In this context, CNH expects to improve sales volumes thanks to new products, improved pricing and market share gains. Higher volumes, manufacturing efficiencies and other cost reductions will be partially offset by continuing higher R&D investments.
In Western Europe, the market for light, medium and heavy commercial vehicles is expected to remain substantially stable.
In this environment, Iveco aims at increasing both profitability and market share by a substantial commercial repositioning, with price improvements coming from the introduction of new Euro 4 and Euro 5 compliant vehicles. For heavy trucks, Iveco will be leveraging the performances of the new Stralis, especially in terms of fuel efficiency and the improvement in the resale value of our vehicles.

To reach our targets, we will continue to push group-wide purchasing synergies, increasing and accelerating development of best-cost-country spending, strengthening strategic partnerships with suppliers through long-term contracts, and focusing on the implementation of our world-class manufacturing initiative.

As a result, the Group confirms its targets for 2007: trading profit between € 2.5 and € 2.7 billion (4.5% to 5.1% trading margin) and net income between € 1.6 and € 1.8 billion.

By sector, full-year 2007 trading margin targets (trading profit as a percentage of revenues) will range as follows:

•	Autos, 2.6% to 3.4%;
•	CNH, 8.9% to 9.7%;
•	Iveco, 7.1% to 7.9%.

While working on the achievement of these objectives, the Fiat Group will continue to implement its strategy of targeted alliances, in order to reduce capital commitments, and reduce the related risks.
With year 2007 starts the launch of an ambitious growth and profitability plan, which by its completion in 2010 will have seen the rebuilding of Fiat into a significant international industrial enterprise.

Torino, January 25, 2007

The 2006 Full-year and Q4 results will be reviewed by management in a conference call with analysts and institutional investors today at 4:00 p.m. The call can be accessed live and in replay format on the Fiat Group website, www.fiatgroup.com

Consolidated Income Statement
Unaudited

4th quarter	4th quarter		Full year	Full year
2006	2005	(in millions of euros)	2006	2005
13,859	13,140	Net revenues	51,832	46,544
542	361	Trading profit	1,951	1,000
440	4	Gains (losses) on the disposal of investments	607	905
313	-	Restructuring costs	450	502
(17)	(4)	Other unusual income (expenses)	(47)	812
652	361	Operating result	2,061	2,215
(158)	(195)	Financial income (expenses)	(576)	(843)
-	-	Unusual financial income	-	858
46	28	Result from investments	156	34
540	194	Result before taxes	1,641	2,264
70	110	Income taxes	490	844
470	84	Result from continuing operations	1,151	1,420
-	-	Result from discontinued operations	-	-
470	84	Net result	1,151	1,420
		Attributable to:
452	38	Equity holder of the parent	1,065	1,331
18	46	Minority interest	86	89

Net revenues
Unaudited

4th quarter				Full year
2006	2005	% change	(in millions of euros)	2006	2005	% change
6,932	6,039	14.8%	Automobiles (Fiat Auto, Maserati, Ferrari)	25,577	21,275	20.2%
2,547	2,584	-1.4%	Agricultural and Construction Equipment (CNH)	10,527	10,212	3.1%
2,684	2,507	7.1%	Trucks and Commercial Vehicles (Iveco)	9,136	8,483	7.7%
3,199	3,226	-0.8%	Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	12,366	10,727	n.s.
451	439	2.7%	Other Businesses (Services, Publishing and Communications, Holding companies and Other companies)	1,581	1,618	-2.3%
(1,954)	(1,655)	-	Eliminations	(7,355)	(5,771)	-
13,859	13,140	5.5%	Total for the Group	51,832	46,544	11.4%

Trading profit
Unaudited

4th quarter				Full year
2006	2005	change	(in millions of euros)	2006	2005	change
175	82	93	Automobiles (Fiat Auto, Maserati, Ferrari)	441	(209)	650
190	160	30	Agricultural and Construction Equipment (CNH)	737	698	39
157	115	42	Trucks and Commercial Vehicles (Iveco)	546	332	214
78	120	-42	Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	348	358	-10
(58)	(116)	58	Other Businesses (Services, Publishing and Communications, Holding companies and Other companies) and Eliminations	(121)	(179)	58
542	361	181	Total for the Group	1,951	1,000	951

Change in Net Industrial Debt Unaudited
(in millions of euros)	Full year 2006	Full year 2005
Net Industrial Debt at period-start	(3,219)	(9,447)
Net income	1,151	1.419
Amortization and depreciation (net of vehicles sold with buy-back commitments)	2,639	2.392
Change in reserves and others	(474)	(544)
Cash Flow from Operating Activities before change in working capital	3,316	3,267
Change in working capital	679	92
Cash Flow from Operating Activities	3,995	3,359
Investments in tangible and intangible assets (net of vehicles sold with buy back commitments)	(2,854)	(2.636)
Cash Flow from Operating Activities net of investments	1,141	723
Changes in receivables from financing	149	409
Change in investments, scope of activity and other	106	2.285
Net Industrial Cash Flow	1,396	3,417
Capital Increase, dividends, disposal/purchase of treasury stock	(1)	2.971
Translation exchange differences	51	(160)
Change in Net Industrial Debt	1,446	6,228
Net Industrial Debt at period-end	(1,773)	(3,219)

Principal exchange rates used in 2006 and 2005 to translate into euros the financial statements prepared in currencies other than euro.

Currency	Average 2006	At 12.31.2006	Average 2005	At 12.31.2005
U.S. dollar	1.256	1.317	1.244	1.180
Puond sterling	0.682	0.672	0.684	0.685
Swiss franc	1.573	1.607	1.548	1.555
Polish zloty	3.896	3.831	4.023	3.860
Brasilian real	2.734	2.815	3.027	2.761
Argentine peso	3.879	4.066	3.637	3.589

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney